DEREK RESOURCES CORPORATION ("DRS")
BULLETIN TYPE: Shares for Debt
BULLETIN DATE: February 5, 2003
Tier 2 Company

The TSX Venture Exchange has accepted for filing the Company's proposal to issue 14,745,536 shares to settle outstanding debt of $1,474,554.

Number of Creditors: 13 Creditors

Insider / Pro Group Participation:

Insider=Y / Amount Deemed Price
Creditor Progroup=P Owing per Share # of Shares

Rescom Consultants Ltd. Y $9,630 $0.10 96,300
Barry C.J. Ehrl Y 27,500 275,000
Frank Hallam Y 43,663 436,630

The Company shall issue a news release when the shares are issued and the debt extinguished.

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